      As filed with the Securities and Exchange Commission on July 28, 2000
                                                     Registration No. 333-36620
                                                     ==========================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                              ENTREPORT CORPORATION
                 (Name of small business issuer in its charter)
        FLORIDA                            7379                  65-0703923
(State or jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                        2790 BUSINESS PARK DRIVE, SUITE B
                             VISTA, CALIFORNIA 92083
                                  760-597-4800
          (Address and telephone number of principal executive offices and principal place of business)
                     --------------------------------------

                                 WILLIAM A. SHUE
                              ENTREPORT CORPORATION
                        2790 BUSINESS PARK DRIVE, SUITE B
                             VISTA, CALIFORNIA 92083
                                 (760) 597-4800
            (Name, address and telephone number of agent for service)
                           ---------------------------
                                   COPIES TO:
                             DANIEL K. DONAHUE, ESQ.
                             DANIEL C. BURNHAM, ESQ.
                        OPPENHEIMER WOLFF & DONNELLY LLP
                       500 NEWPORT CENTER DRIVE, SUITE 700
                             NEWPORT BEACH, CA 92660
                                 (949) 823-6000
                           ---------------------------
                      APPROXIMATE DATE OF PROPOSED SALE TO
                  THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS
                    REGISTRATION STATEMENT BECOMES EFFECTIVE.
                          ----------------------------

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
              ----------------------------------------------------

                                         CALCULATION OF REGISTRATION FEE
=================================================================================================================
    TITLE OF EACH CLASS OF                                  PROPOSED            PROPOSED
          SECURITIES                 AMOUNT TO BE       MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
       TO BE REGISTERED               REGISTERED        PRICE PER SHARE       OFFERING PRICE      REGISTRATION FEE
-------------------------------   ------------------   ------------------   ------------------   ------------------
Common Stock, $.001 par value      5,841,114 Shares    $         4.44 (1)   $      25,934,546    $           6,846
-------------------------------   ------------------   ------------------   ------------------   ------------------
Common Stock, $.001 par value        250,000 Shares    $         3.00       $         750,000    $             198
-------------------------------   ------------------   ------------------   ------------------   ------------------
Total                              6,091,114 Shares                         $      26,684,546    $           7,044
-------------------------------   ------------------   ------------------   ------------------   ------------------
Previously Paid                                                                                  $           7,139
-------------------------------   ------------------   ------------------   ------------------   ------------------
TOTAL DUE                                                                                                        0
===================================================================================================================


(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the last sale of the Registrant's common stock on May 8, 2000, as reported in the over-the-counter market.

                             -----------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS




                                6,091,114 SHARES

                              [ENTREPORT logo here]

                                  COMMON STOCK



         This prospectus relates to the offer and sale of 5,841,114 shares of our common stock by the selling stockholders identified in this prospectus and our offer and sale of up to 250,000 shares of our common stock. The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. We intend to sell our shares from time to time for cash or noncash consideration, including services rendered, at a purchase price of $3.00 per share.

         Our common stock is currently traded on the American Stock Exchange under the symbol "ENP." On July 18, 2000, the last reported sale price of the common stock on the AMEX was $3.00 per share.

         PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.







                The date of this prospectus is             , 2000
                                              -------------

                                TABLE OF CONTENTS

Summary.......................................................................1

Risk Factors..................................................................3

Use of Proceeds...............................................................5

Market for Common Equity and Related
 Stockholder Matters..........................................................5

Selling Stockholders..........................................................6

Management's Discussion and Analysis or
 Plan of Operation...........................................................10

Business.....................................................................11

Management...................................................................18

Principal Stockholders.......................................................22

Description of Securities....................................................23

Legal Matters................................................................23

Experts......................................................................24

Changes in and Disagreements with
 Accountants.................................................................24

Available Information........................................................24

Index to Financial Statements................................................25





NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN EACH STATE.

                                     SUMMARY

         YOU SHOULD READ THIS SUMMARY IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORMS OF FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "ESTIMATE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, WHICH ARE IDENTIFIED AND DESCRIBED IN THE "RISK FACTORS" SECTION, BELOW. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY FROM THOSE ANTICIPATED, ESTIMATED, OR PROJECTED AND THE VARIATIONS MAY BE MATERIAL. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE MADE.

                                  THE OFFERING

         This offering relates to the offer and sale of 5,841,114 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

         We are also offering for sale up to 250,000 shares of our common stock at a price of $3.00 per share. While we may sell some or all of the 250,000 shares for cash, it is our intention to issue the 250,000 shares for noncash consideration, including services rendered. We have no plans or arrangements at this time to issue any of the 250,000 common shares and we do not intend to issue any of the 250,000 common shares for noncash consideration except to non-affiliates in arms' length transactions.

                          SUMMARY FINANCIAL INFORMATION

         The summary financial information set forth below has been derived from our financial statements. You should read this information in conjunction with the financial statements and notes thereto, included elsewhere in this memorandum.

STATEMENT OF OPERATIONS DATA:

                                                                                             For the Period
                                                                                             October 4, 1996
                                                               Three Months Ended              (Inception)
                      Year Ended December 31,                       March 31,                though March 31,
                      1999               1998                2000              1999               2000
                -----------------   ----------------   ----------------   ----------------   ----------------
                                                                   (unaudited)                  (unaudited)
Net revenue     $     11,911        $            -0-   $         5,120    $            -0-   $        17,031
Net loss          (1,891,812)                   800           (921,352)          (376,817)        (2,818,989)


BALANCE SHEET DATA:


                                 December 31, 1999              March 31, 2000
                                 -----------------            -----------------
                                                                 (unaudited)
Cash and cash equivalents       $       1,458,139             $      7,116,944
Working capital                         1,185,869                    6,223,218
Total assets                            2,433,618                    8,244,453
Total liabilities                         477,667                      919,441
Total stockholders' equity              1,955,951                    7,325,012

                                   OUR OFFICES

         Our executive offices are located at 2790 Business Park Drive, Suite B, Vista, California 92083. Our phone number is (760) 597-4800. Our Internet address is www.entreport.com. Information contained on our web site shall not be deemed to be a part of this prospectus.

                                  RISK FACTORS

         WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE NO SIGNIFICANT OPERATING HISTORY. We were founded in 1996 and began our current Internet-based business of developing web sites offering general information, communication tools, training and other goods and services to members of certain industry specific Internet communities in March 1999. Our activities to date have included the market analysis for and development of our initial web sites. In April 2000 we launched www.isucceed.com, our web site for real estate professionals. As of the date of this prospectus, however, we have not generated any meaningful revenues on which you can evaluate our potential for future success.

         As a new company, we are subject to all of the risks, expenses, and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet-related products and services. Any unanticipated expenses, problems, or technical difficulties may result in material delays both in the completion of our web sites and in offering our services to the market.

         WE HAVE GENERATED VERY LIMITED REVENUES AND WE HAVE GENERATED OPERATING LOSSES TO DATE. From our inception in October 1996 to March 31, 2000, we generated aggregate revenues of only $17,031 and incurred a cumulative loss of $2,818,989. We expect to continue incurring operating losses until we are able to derive meaningful revenues from our web sites.

         WE HAVE LIMITED SOURCES OF FINANCING AND WILL REQUIRE ADDITIONAL CAPITAL TO SUPPORT OUR GROWTH. We had $6,223,218 of working capital as of March 31, 2000. While we believe that our present working capital is sufficient to fulfill our needs through December 31, 2000, we believe that we will require significant additional capital in order to fund the development and launch of our future web sites. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms, our operating results and prospects could be adversely affected.

         OUR BUSINESS MODEL IS NEW AND HAS NOT BEEN PROVEN BY US OR ANYONE ELSE. We have not commenced commercial operations based on our business model and, to our knowledge, no other business has engaged in operations primarily devoted to offering information, communication tools, training and other goods and services to members of industry specific Internet communities. Although we believe that the uniqueness of our business model offers advantages, it is untried and unproven so we have no assurances of consumer acceptance or market success. While there are certain businesses engaged primarily in the business of developing communities of personalized web sites, these businesses are not as target specific as we are, thus their success may not be an indicator of our potential success.

         BECAUSE WE HAVE FEW PROPRIETARY RIGHTS, OTHERS CAN PROVIDE PRODUCTS AND SERVICES SUBSTANTIALLY EQUIVALENT TO OURS. We hold no patents. We believe that most of the technology used by us in the design and implementation of our web sites is generally known and available to others. Consequently, others can design and implement web sites that are substantially equivalent to ours. We rely on a combination of confidentiality agreements and trade secret law to protect our confidential information. Additionally, we restrict access to confidential information on a "need to know" basis. However, there can be no assurance that we will be able to maintain the confidentiality of our proprietary information. If our trademark or other proprietary rights are violated, or if a third party claims that we violate their trademark or other proprietary rights, we may be required to engage in litigation. Proprietary rights litigation tends to be costly and time consuming. Bringing or defending claims related to our proprietary rights may require us to redirect our human and monetary resources to address those claims.

         WE ARE IN A HIGHLY COMPETITIVE BUSINESS WITH LOW BARRIERS TO ENTRY. The on-line commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal and current and new competitors can launch new web sites at a relatively low cost. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our on-line products and services. The Internet and the on-line commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent product and service introductions. If competitors introduce products and services embodying new technologies, then our existing web sites may become obsolete. Our future success will depend on our ability to enhance our existing services and to develop new services that address the increasingly sophisticated and varied needs of our prospective subscribers.

         WE MAY BE SUBJECT TO CLAIMS AS A RESULT OF INFORMATION PUBLISHED ON, POSTED ON OR ACCESSIBLE FROM OUR INTERNET SITES. We may be subject to claims of defamation, negligence, copyright or trademark infringement relating to the information contained on our web sites, whether written by us or third parties. These types of claims have been brought against on-line services in the past and can be costly to defend regardless of the merit of the lawsuit. Although recent federal legislation protects on-line services from some claims when the material is written by third parties, this protection is limited. Furthermore, the law in this area remains in flux and varies from state to state. While no claims have been made against us to date, our business could be seriously harmed if one were asserted.

         OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE, WHICH MAY CAUSE OUR STOCK TO BE VOLATILE. Our revenues and operating results may fluctuate significantly from quarter to quarter, which can lead to significant volatility in our stock's price and volume. Factors which lead to such fluctuations include the following, many of which are beyond our control:

         o our ability to attract and retain new members and maintain customer satisfaction;

         o new web sites, services and products introduced by us or by our competitors;

         o price competition;

         o decreases in the level of growth, use of, or consumer acceptance of, the Internet and other on-line services for the purchase of products and services;

         o our ability to upgrade and develop our products, services systems and infrastructure;

         o traffic levels on our web sites and our ability to convert that traffic into subscribers;

         o technical difficulties or system downtime affecting the Internet or on-line services generally, or the operation of our web sites; and

         o government regulations related to use of the Internet for commerce or sales and distribution of products and services.

         THERE IS NO ACTIVE TRADING MARKET FOR OUR SHARES. Our common stock is traded on the American Stock Exchange under the symbol "ENP." Trading activity in our stock has fluctuated widely and at times has been limited. We cannot guarantee that a consistently active trading market for our stock will develop at any time in the future.

                                 USE OF PROCEEDS

         We are registering 5,841,114 shares for sale by the selling stockholders and we are offering up to 250,000 shares for sale at a price of $3.00 per share. We will receive no proceeds from the sale of the selling stockholders' shares. We intend to sell the 250,000 shares for noncash consideration, including services rendered and, accordingly, we do not expect to receive any cash proceeds from the sale of those shares. If, however, we sell some or all of the shares for cash, we expect to use the proceeds for working capital. But we retain the right to use such proceeds, if any, for other uses as we see fit, in our sole discretion.



            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock has traded on the American Stock Exchange under the symbol "ENP" since June 16, 2000. Prior to that date, our common stock traded on the OTC Bulletin Board under the symbol "ERTE." The following table shows the high and low closing prices for our common stock since the inception of trading in February 1999 as reported by the OTC Bulletin Board and the American Stock Exchange. We consider our stock to be "thinly traded" and any reported sale prices may not be a true marked-based valuation of our stock.

                                                           HIGH           LOW


         1999
         First quarter (from February 16, 1999)        $     2.25    $     .06
         Second quarter                                      5.25         1.00
         Third quarter                                       7.75         1.75
         Fourth quarter                                      6.94         1.75

         2000
         First quarter                                 $    10.38    $    4.50
         Second quarter                                      8.63         3.13
         Third Quarter (through July 18, 2000)               3.44         3.00


As of the date of this prospectus, we had approximately 149 record holders of our common stock.

                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale of 5,841,114 shares of our common stock by the selling stockholders identified below. With the exception of Tony Acone and Scott Lucas, none of the selling stockholders are or have been affiliates of ours. Mr. Acone has served on our board since November 1999 and Mr. Lucas has served on our board since April 2000. Prior to his appointment to our board, Mr. Acone purchased 25,000 shares and Mr. Lucas purchased 150,000 shares of our common stock in our private placement offerings.

         The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders:



                                              Shares Beneficially Owned
                                                    Prior to Offering
                                              -------------------------

                                              Number of        Number of     Shares Beneficially Owned
Name                                        Shares owned    Shares offered        After Offering(1)
------------------------------             --------------   --------------   -------------------------
ABS LLC                                           50,000           50,000                           0
Acone, Tony(2)                                   175,000           25,000                     150,000
Andrews, Calvin P. & Carrie M.                    25,000           25,000                           0
Bi Coastal Consulting Corp.                       75,000           75,000                           0
Blomquist, Rick                                   10,000           10,000                           0
Blomquist, William G.                              5,000            5,000                           0
Bradford, John D.                                 13,000           13,000                           0
Copeland, Alfred T.                                5,000            5,000                           0
Cutler, Frank                                    200,000          200,000                           0
The Del Mar Consulting
  Group, Inc.                                    500,000          133,334                     366,666
Dunlap, Brad C.                                    1,000            1,000                           0
Feshbach, Matthew L.                              50,000           50,000                           0
Furla, George                                    137,500          137,500                           0
Furla, Leo G. & Angelica L.                       12,500           12,500                           0
Furla, Peter                                      25,000           25,000                           0
Furla, Spero                                      25,000           25,000                           0
Galanis, Themis G.                                25,000           25,000                           0
Gilford Financial Corp.                            5,000            5,000                           0
Jonathan & Nancy Glase
  Family Trust dtd. 12/16/98                      25,000           25,000                           0
Gray, Charles C.                                  20,000           20,000                           0
Green, Robert                                     25,000           25,000                           0
Gunther Family Trust                              50,000           50,000                           0
The Halo Group, LLC                               47,500           47,500                           0
Hardy, Thomas                                     15,000           15,000                           0
N. Herrick Irrevocable
  Securities Trust                                50,000           50,000                           0
Hixon, Barry C.                                      500              500                           0
Santa Barbara Bank & Trust
  Custodian fbo Jason F. Hughes
  Roth IRA                                         2,500            2,500                           0
Hughes, Jason F.                                   1,500            1,500                           0
KAMC Corporation                                 131,350          131,350                           0
IGSB-Karan I, LLC                                486,080          486,080                           0


                                              Shares Beneficially Owned
                                                    Prior to Offering
                                              -------------------------

                                              Number of        Number of     Shares Beneficially Owned
Name                                        Shares owned    Shares offered        After Offering(1)
------------------------------             --------------   --------------   -------------------------
Santa Barbara Bank & Trust
  Custodian fbo Steven L.
  Karan Roth IRA                                   9,920            9,920                           0
Arthur G. Kaiser Profit Sharing
  Trust dtd. 3/8/74                               50,000           50,000                           0
Kearns, Donald B. & Jean K.
  Wickersham                                      15,000           15,000                           0
Kieft, Gerald N.                                   1,000            1,000                           0
Prudential Securities C/F
  Elizabeth C. Kennedy IRA                        20,000           20,000                           0
Knowles Family Trust
  dtd. 4/3/96                                     50,000           50,000                           0
Kossoff, Jerome & Maxine                          50,000           50,000                           0
Liberty View Fund LLC                             67,500           67,500                           0
Liberty View Funds, L.P.                         382,500          382,500                           0
The Licklider Living Trust
  dtd. 5/2/86                                    125,000          125,000                           0
Marchese, Frank                                   12,500           12,500                           0
Miller, Michael                                   25,000           25,000                           0
Millennium Capital Corporation                    25,000           25,000                           0
Karen Misasi-Humphreys
  Roth IRA                                         5,000            5,000                           0
Bear Stearns Securities Corp.
  C/F Steven Mizel Roth IRA                       50,000           50,000                           0
Montgomery, J.D.                                   5,000            5,000                           0
Pappas, Nicholas C.                               12,500           12,500                           0
Reichl, George                                    12,500           12,500                           0
Remes, Peter C.                                   12,500           12,500                           0
Richter, Roger                                    25,000           25,000                           0
Romer, Russell & Linda L.                         12,500           12,500                           0
Roth Capital Partners(3)                         377,500          377,500                           0
Rothman, Henry                                    25,000           25,000                           0
Schachner, Mark                                   50,000           50,000                           0
Schmid, Jason T.                                   2,500            2,500                           0
Schmid, Jeffrey L.                                15,000           15,000                           0
Schmid, Lewis R.                                  22,500           22,500                           0
Shapiro, Craig                                    25,000           25,000                           0
Coleman Fine Arts Ltd.
  Defined Benefit Pension Plan                    25,000           25,000                           0
St. Claire Capital
  Management, Inc.                                12,500           12,500                           0
Teal Fund, L.P.                                  125,000          125,000                           0
Tucillo, John                                      7,000            7,000                           0
Walshe, Joseph A.                                 20,000           20,000                           0
WH Partners                                       75,000           75,000                           0
Willey, Frank P.                                  25,000           25,000                           0
Stuart Zimmerman Revocable
  Trust dtd. 3/26/97                              25,000           25,000                           0
Bridge Ventures, Inc.                             25,000           25,000                           0
Posner, Linda                                     25,000           25,000                           0
Jagid, Bruce                                      12,500           12,500                           0
Lucas, Scott G.(4)                               170,000          150,000                      20,000
Lava Investments Limited                         250,000          250,000                           0


                                              Shares Beneficially Owned
                                                    Prior to Offering
                                              -------------------------

                                              Number of        Number of     Shares Beneficially Owned
Name                                        Shares owned    Shares offered        After Offering(1)
------------------------------             --------------   --------------   -------------------------
Emmett, Randall                                   50,000           50,000                           0
Trencher, Christopher                             10,000           10,000                           0
Copeland, Alfred T.                              100,000          100,000                           0
Wachtel, William B.                               50,000           50,000                           0
Gail A. Doyle Revocable
  Trust dtd. 12/12/94                             12,500           12,500                           0
Ronald C. Erbetta & Sandra F.
  Erbetta Family Trust
  dtd. 3/2/88                                     12,500           12,500                           0
Merlino, Frank A.                                 12,500           12,500                           0
Anthony Erbetta Declaration
  of Trust                                        50,000           50,000                           0
London, Robert S.                                250,000          250,000                           0
Primo Capital Growth Fund                         75,000           75,000                           0
Rosebud Capital Growth
  Fund Ltd.                                       75,000           75,000                           0
Stanley Hollander                                 39,000           39,000                           0
John Muradian & Stacey
  Muradian, JTWROS                                20,000           20,000                           0
E&M Family Living Trust
  dtd. 11/28/95                                   12,500           12,500                           0
Glenn Lyons and Nancy Gerdt
  Trust dtd. 5/27/92                              12,500           12,500                           0
DiManno, Michael A.                                7,500            7,500                           0
Jensen, C. James                                  50,000           50,000                           0
Matulich, Jay and Kathy                            7,500            7,500                           0
Gabbert, Roger D.                                 17,000           17,000                           0
Carpenter, Richard S.                             10,000           10,000                           0
Lamberson, Jeff                                   10,000           10,000                           0
Hawkins, Michael W.                               12,500           12,500                           0
Beller, Gary L.                                   12,500           12,500                           0
Wolfley, D. Dennis                                 2,500            2,500                           0
Rothchild, Joseph B. & Sarah J.                   50,000           50,000                           0
Sandman, Sheila                                   11,000           11,000                           0
Goto, Eric K.                                     10,000           10,000                           0
Serra, Jose E. & Cecilia P.                       25,000           25,000                           0
Koretz, Allan R.                                  12,500           12,500                           0
Copeland, Thomas G.                               25,000           25,000                           0
Copeland, Thomas G.                               50,000           50,000                           0
Knowles, Michael A                                25,000           25,000                           0
Altavilla, Jr., Anthony D.                        15,000           15,000                           0
Altavilla, Jr., Anthony D.                        10,000           10,000                           0
McCarthy, Thomas G.                               12,500           12,500                           0
Frankson, Carl                                    10,000           10,000                           0
Terry Paranych Group, Ltd.                        12,500           12,500                           0
Reichl, George                                    15,000           15,000                           0
Reichl, George                                    27,500           27,500                           0
Trencher, Christopher                             25,000           25,000                           0
Kauser Partners                                  100,000          100,000                           0
Anderson, Carl A.                                  5,000            5,000                           0
Gefsky, H. Arnold                                  5,000            5,000                           0
Intrepid Securities Ltd.                         237,430          237,430                           0
Jacobs, Alan                                       7,500            7,500                           0


                                              Shares Beneficially Owned
                                                    Prior to Offering
                                              -------------------------

                                              Number of        Number of     Shares Beneficially Owned
Name                                        Shares owned    Shares offered        After Offering(1)
------------------------------             --------------   --------------   -------------------------
Jacobs, Michael                                    7,500            7,500                           0
Ingleby, Raymond S.                              200,000          200,000                           0
Fillet, Stephen W.                                12,000           12,000                           0
Trinity American Corporation                      50,000           50,000                           0
Sloan, Paul                                       25,000           25,000                           0
Howe, H. Page                                      5,000            5,000                           0
TOTAL                                          6,377,780        5,841,114                     536,666

------------
(1) Assumes all of the offered shares are sold.
(2) Includes options granted to Mr. Acone to purchase 150,000 shares of common stock.
(3) Represents shares issuable under a presently exercisable common stock purchase warrant.
(4) Includes options granted to Mr. Lucas to purchase 20,000 shares of common stock.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         We are a development stage company engaged in developing web sites on the Internet for purposes of offering information, communication tools and training to members of certain industry specific Internet communities. We intend to generate revenue through:

         o commissions earned on the sale of products and services at our web store;

         o membership fees charged to subscribers to our web sites;

         o advertising income from third party advertisers at our web sites; and

         o percentage interests in the income derived by third parties who provide seminars, training and speeches at our web sites.

         Our business activities from inception through approximately April 2000 consisted of market analysis for potential web sites, including in-house beta testing of several industry specific web sites for which we have received approximately $11,900 in revenue through March 31, 2000. In addition, through March 31, 2000 we generated approximately $5,100 in revenues from sponsorship fees in connection with the marketing seminars we discuss below. In April 2000, we launched our initial web site devoted to residential real estate agents located at www.isucceed.com. However, as of the date of this prospectus we have not received material revenue from operations. Since April 2000, our business activities have included:

         o the marketing of our real estate site at www.isucceed.com, through the conduct of approximately 25 seminars to promote the site as of the date of this prospectus;

         o the development of certain strategic relationships with third parties for purposes of procuring content and marketing support;

         o continuing market analysis of additional web sites devoted to other professional and industry groups; and

         o expansion of our in-house technology capabilities.

         Over the next 12 months, we intend to continue the development and marketing of our isucceed.com web site and commence development of other industry specific web sites.

         We have financed our activities to date through sales of securities. From March through May 1999, we conducted a private placement sale of convertible notes for gross proceeds of $695,000. The principal amount of the notes were convertible into shares of common stock at rates of $2.00 to $3.00 per share. In June 1999, all $695,000 in principal was converted into a total of 267,500 shares of common stock. During the period from August to January 2000, we conducted a private placement sale of 1,524,430 shares of common stock at $2.00 per share for gross proceeds of $3,048,280. During February and March 2000, we conducted a private placement sale of 3,525,000 shares of common stock at $2.00 per share for gross proceeds of $7,050,000, which resulted in net proceeds of approximately $5,802,000 after deduction of offering expenses.

         As of March 31, 2000, we had working capital of $6,223,218, which we believe to be sufficient to satisfy our estimated working capital requirements through December 31, 2000. However, we believe that we will need significant additional working capital during fiscal 2001. There can be no assurance that we will be able to obtain sufficient additional capital to fund our working capital requirements in a timely manner.

         As of the date of this prospectus, we have 45 full time employees. We intend to employ an additional 26 people over the next 90 days.

                                    BUSINESS

GENERAL

         We are engaged in the business of developing and operating web sites to provide training, information and services to industry specific groups. In April 2000, we launched our first web site, www.isucceed.com, which is dedicated to the approximately 1,000,000 residential real estate agents located in the United States and Canada. As of the date of this prospectus, we have entered into agreements with over 150 top real estate agents, speakers and trainers to provide content and training on isucceed.com at very low cost to us. Going forward, we intend to launch similar web sites for professionals in other industry segments.

         Each of our web sites are intended to provide rich content to specific industry groups, including a broad array of resources and services such as:


         o both live and recorded training           o search engines

         o e-mail                                    o on-line shopping

         o forum                                     o chat rooms




         Some resources and services such as e-mail, forums, search engines, shopping and training will be common to all of our industry sites. However, each site will also contain resources and services tailored to the needs and interests of that site's specific industry group. By adopting this approach, we believe that each site will be of more utility to its targeted users than the majority of current sites which seek to attract the public at large.

         We were incorporated in Florida in 1996, and began our current Internet-based business in 1999. We are a development stage company.


OUR MARKET

         Our market includes those groups of professionals, independent contractors, sales people and others that are large and cohesive enough to represent a community of business people with similar business goals and needs. These groups include nationwide members of industry segments, such as the approximately 1,000,000 real estate agents in North America, or the employees and agents of large national and international sales organizations. All of these industry segments currently spend significant amounts of money on training, information and other goods and services intended to fulfill or further their business needs and goals.

         Our business plan is based on management's collective experience that the members of many industry segments are currently underserved in terms of training and information relating to their industry and job functions. We believe that the primary problem facing industry segments in need of training and content is the ability to access the available training and content on a timely and cost effective basis. Training and content has been traditionally disseminated by way of live sessions and seminars and through the distribution of books, audio and videotapes. However, these traditional methods typically involve relatively high costs to the recipients and fail to ensure the distribution of information on a timely basis.

         Our internal research and analysis suggests that the members of many industry segments are willing to pay for a service that can deliver meaningful training and content on a timely and cost effective basis. We believe that the need within these industry segments and organizations for timely and cost effective training and content presents a significant market opportunity for EntrePort. We also believe that the training and information provided on our web sites will enhance the skills of the subscribers and increase their profit potential.

OUR SOLUTION

         Our business model is designed to take advantage of the unique opportunities offered by the Internet. The increasing use of the Internet as a commercial medium has been accompanied by a diversification in the type of commerce that is conducted on the Internet and a proliferation in the types of products and services available on the Internet. The Internet has created a dynamic and particularly attractive medium for business, empowering businesses and consumers to distribute and gather more services and information than is feasible with traditional commerce systems, to communicate and shop in ways that can be more convenient for them and to interact with each other in many new ways. As the Internet has become more accessible and widely used for transactions, it has emerged as a primary business channel alongside the telephone, paper-based communication and face-to-face interaction.

         We intend to address the need for business training and information through the consolidation of proprietary training and content in web sites within industry segments. The Internet offers the opportunity to provide certain targeted industry segments with training and information that is broader, more current and more accessible than has previously been available, all at a lower cost to the recipient. By consolidating content and presenting it in web sites, we will be able to offer our customers current training and information that is accessible by them 24 hours a day, seven days a week for a relatively low monthly membership fee.

OUR STRATEGY

         Our objective is to be the premier producer of web sites directed at industry specific audiences. To this end, we intend to position ourselves as a membership driven marketing model capable of generating multiple revenue streams while, at the same time, generating product/services and members at no or little cost to the company. In this respect, we believe that we have the ability to offer a financial model unlike the majority of other e-commerce companies. We launched our initial web site in April 2000, but as of the date of this prospectus we have not received significant revenues from operations. As a result, there can be no assurance that our business model will be successful or that we will be able to generate revenues as planned.

         The key to our strategy is our proposed strategic alliances with industry marketing experts. Many marketing experts derive their revenue from the sale of proprietary marketing products, typically books, audio and videotapes. Marketers, therefore, typically sponsor, at their expense, seminars and other means of paid advertising for purposes of reaching their audience. We will offer these marketers the opportunity to post content, either by way of text, audio or video tape, and sponsor seminars at our sites at no cost to them. Additionally, we will allow the marketers the opportunity to offer their proprietary products for sale at our web store. At the end of each content posting or training segment, the marketers' products will be showcased and members will be directed to our web store where the products will be available for purchase. We do not intend to warehouse the products but will take orders, process credit cards and pass along the order to the respective provider for shipments. We intend to charge the marketer a commission, exclusive of shipping and handling charges, which we believe to be significantly higher than commissions typically received by on-line distributors.

         To date, we have signed agreements with over 150 of the top real estate agents, speakers and trainers in North America, each of whom have agreed to provide us with commissions on all sales of their products through our web store. In choosing real estate agents to provide content on our site, we target agents who we believe to be highly successful. We believe that most of our agents are among the nation's top 10% in terms of annual sales volume, and many of our agents are among their firm's top ten overall producers. In selecting speakers and trainers, we have targeted persons who are widely recognized as experts in the industry, including, for example, Terri Murphy, who is the Chairman of the National Association of Realtors' Business Technology Forum and the author of two best selling real estate books, and John Tucillo, who is the former Chief Economist for the National Association of Realtors and the author of two best selling real estate books.

         In addition to providing content, we believe that our industry marketing experts will provide access to significant numbers of subscribers at little or no cost to us. We expect that the marketing experts that post content and sponsor or participate in seminars will bring to the site the same marketing audience they have been selling to for years. Our primary marketing objective will be to bring content to the public via live seminars thereby capitalizing on each marketer's experience and ability to sign up a predictable amount of members at the end of each seminar.

         In summary, we believe that our business model offers the following potential benefits and advantages:

         o Access to leading edge content from recognized marketing experts at no our little cost to us;

         o Access to the clients and followers of the marketing experts, thereby creating an immediate significant base of potential paying subscribers at little or no cost to us;

         o Allowing members and visitors to develop a relationship with the marketing experts, thereby increasing loyalty, retention and product sales; and

         o Creation of a deep content library deliverable on demand to members.

OUR PRODUCTS AND SERVICES

         We intend to develop web sites that will offer general information, communication tools, training and other goods and services to members of certain industry specific Internet communities. These web sites will be accessible by the general public, however, only established subscribers or registered visitors will be permitted to use our sites as the case may be.

         Our web sites will be accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows `95 or greater, with 16 megabytes of RAM, 20 megabytes of free hard disk space, a 14,400 modem and an Internet connection. All services will be provided in a Windows-based menu driven format with "point and click" interactivity. Persons who wish to use our web sites will be able to subscribe over the Internet by completing an application available at the web site, opening an account and making a deposit with us via credit card. In May 1999, we were approved as a credit card merchant by Imperial Bank.

         Our sites will provide rich content to specific industry groups. Each site will offer a broad array of resources and services such as e-mail, forums, search engines, and on-line shopping as well as both live and recorded training. Some resources and services such as e-mail, forums, search engines, shopping and training will be common to all sites. However, each site will also contain resources and services tailored to the needs and interests of the particular industry group for that site. By adopting this approach, we believe that each site will be of more utility to its targeted users than are the majority of current sites which seek to attract the public at large.

         Our Real Estate Site. Our first web site is located at www.isucceed.com and is aimed at real estate professionals in the United States and Canada. According to the National Association of Realtors there are over 720,000 realtors in the United States alone. The U.S. Census Bureau estimates that in 1998, this industry employed 1,231,471 people and generated over $141 billion in revenue.

         We believe, based on our internal marketing analysis and discussions with senior executives in the real estate industry, that the real estate industry is looking to increase operating efficiencies and profits through the deployment of computer/Internet technologies, particularly in the area of sales training. We will offer membership based on-line training for real estate professionals.

Our real estate site includes the following content:


     o listing for profit                         o agent referrals

     o profiting on "for sale by owners"          o zero cost programs

     o target marketing systems                   o customer service

     o pre-list packaging                         o referrals to home buyers

     o virtual home tours                         o continuing education

     o pricing strategies

We have entered into an exclusive agreement with Dearborn Financial Publishing, Inc., who is a nationally recognized provider of continuing education programs in the real estate industry. Under the terms of this agreement, our members will have access to Dearborn's online continuing real estate education courses. By clicking on a link on the isucceed.com web page, our members will be taken to a page maintained by Dearborn but branded with the isucceed.com name. Dearborn has agreed that it will not grant any other party the right to use its online real estate continuing education programs. In consideration for the right to access its programs, we have agreed to pay Dearborn the greater of $2.50 per isucceed.com subscriber or a minimum fee which gradually increases from $3,750 to $56,250 per month over the course of the next three years. Our contract with Dearborn initially lasts for three years and is automatically renewable for additional one year terms unless either party elects not to renew the contract.

         FUTURE SITE POSSIBILITIES. We intend to replicate our isucceed.com site for additional industry specific groups that are large and cohesive enough to support an Internet community. Some of the industry groups we are currently considering are insurance, legal and accounting, and we intend to examine other groups in the future. As of the date of this prospectus, however, we have not commenced the development of any specific industry sites other than our real estate site.

         We are currently working with a team of marketing experts whose job is to develop additional sites, including the development of a database of programming ideas and the retention of recognized industry talent to provide content and members. Our goal is to become the leading on-line, industry specific site service.

MARKETING

         As noted above, we intend to market our web sites primarily through proposed strategic alliances with industry marketing experts. We also intend to market our products and services through a combination of on-line and off-line advertising, including traditional industry print, targeted direct mail, telemarketing (phone fax and e-mail) and through the visibility created by the seminars hosted or sponsored by us.

         To date, our marketing efforts have consisted of organizing, sponsoring and promoting seminars in various locations throughout the United States and Canada. These seminars feature one or two speakers who are known experts in the real estate field and are generally attended by approximately 250 members of the real estate industry. We promote the isucceed.com site during the course of the seminar and offer attendees the opportunity to subscribe to isucceed.com on the spot. We market these seminars through a combination of targeted direct mail, fax and emails and by contacting real estate agents directly. As of the date of this prospectus, we have conducted approximately 25 such seminars, and we expect to hold approximately 55 more within the next 8 months.

         We have also entered into marketing alliances with Countrywide Home Loans, Inc., one of the nation's largest providers of home mortgage loans, and Internet Pictures Corporation, a provider of virtual home tour services to the real estate industry. Under our agreement with Countrywide, we will each provide links on our web sites to the section of the other's web site that is dedicated to real estate professionals. In addition, we and Countrywide will offer discounted subscriptions and/or services to persons who link to one of our sites from the other. Under our agreement with Internet Pictures Corp., Internet Pictures Corp. will promote isucceed.com to the agents and brokers who use its virtual home tours services and will include isucceed.com in certain of its print and online advertising and marketing materials. In return, we have agreed to include Internet Pictures Corp. in certain of our advertising and marketing materials, provide limited free trials to subscribers who are referred to us by Internet Pictures Corp., and provide Internet Pictures Corp. with space at our real estate seminars. In addition, we will each provide links to the other's site on our respective web sites.

         In the future, we intend to develop an in-house staff of sales and marketing professionals to market and promote our products directly to large corporations and industry groups in our target markets. We may also pursue alternative distribution channels such as independent third party sales agents and resellers who will promote and sell our sites in exchange for commissions. By using a combination of direct sales techniques, in house sales and marketing professionals and alternative distribution channels, we believe that we will be able to more rapidly access markets and increase revenue-producing traffic on our web sites.

COMPETITION

         The market for members, visitors and Internet advertising is new and rapidly evolving, and competition for members, visitors and advertisers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. We believe that the principal competitive factors for companies seeking to create communities on the Internet are critical mass, functionality, brand recognition, member affinity and loyalty, broad demographic focus and open access to visitors

         Direct competitors for our isucceed.com web site include Learning.net, which offers online real estate, legal and accounting training and Real Estate University, which offers online real estate training. Other companies with whom we will compete, although indirectly, are companies who are primarily focused on creating broader web-based communities such as GeoCities, Tripod/Lycos, Angelfire, Xoom and theglobe.com. We will likely also face competition in the future from web directories, search engines, software archives, content sites, commercial on-line services, sites maintained by ISPs and other entities that look to establish communities on the Internet by developing their own or purchasing one of our competitors. In addition, we could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions of or investments in Internet companies. Further, there can be no assurance that our competitors and potential competitors will not develop communities that are equal or superior to or that achieve greater market acceptance than ours.

         We also compete for visitors with many Internet content providers and Internet service providers, including web directories, search engines, shareware archives, content sites, commercial on-line services and sites maintained by ISPs, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services, such as CNET, CNN/Time Warner, Excite, Infoseek, Lycos, Netscape, Microsoft and Yahoo!.

         In addition to online competitors, we face competition from as well as traditional forms of media such as newspapers, magazines, radio and television, for advertisers and advertising revenue. We believe that the principal competitive factors in attracting advertisers include the amount of traffic on our web site, brand recognition, customer service, the demographics of our members and viewers, or ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by us. We believe that the number of Internet companies relying on web-based advertising revenue will increase greatly in the future. Accordingly, we will likely face increased competition, resulting in increased pricing pressures on our advertising rates which could in turn have a material adverse effect on our business, results of operations and financial condition.

         Virtually all of our existing and potential competitors, including web directories and search engines and large traditional media companies, have longer operating histories in the web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third party content providers. There can be no assurance that Internet content providers and ISPs, including web directories, search engines, shareware archives, sites that offer professional editorial content, commercial on-line services and sites maintained by ISPs will not be perceived by advertisers as having more desirable web sites for placement of advertisements. In addition, many of our potential current advertising customers and strategic partners have established collaborative relationships with certain of our competitors or potential competitors, and other high-traffic web sites. Accordingly, there can be no assurance that we will be able to develop and grow our memberships, traffic levels and advertiser customer base. There can also be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         We regard our technology as propriety and attempt to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. We currently have no patents or patents pending and do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. We intend to pursue the registration of our service marks in the United States and internationally, and have applied for the registration in the United States for the service mark "EntrePort." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information will be difficult.

         Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of ours or other companies within this market. There can be no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any such infringement or misappropriation, should it occur, might have a material adverse effect on our business results of operations and financial condition. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition. Furthermore, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

TECHNOLOGICAL SUPPORT

         We currently have seven employees on our information technology staff. Typically, we handle ongoing support and maintenance of our web sites in-house, but we look to outside consultants from time to time for certain web design and software development tasks.

         We intend to provide a high level of customer support to our customer base. We intend to provide technical and customer service support via our corporate e-mail, 24 hours a day, seven days a week. In addition to the support channel, we intend to provide for instant messaging and support chat rooms. To assist in providing quality and responsive support, we intend to develop or acquire software programs that record, acknowledge, route, queue, and generate reports on e-mail.

EMPLOYEES

         As of the date of this prospectus, we employ 45 people on a full-time basis and we intend to employ an additional 26 people over the next 90 days. None of our employees are covered by an ongoing collective bargaining agreement with us and we believe that our relationship with our employees is good.

COMPANY LOCATION AND FACILITIES

         Our executive offices are located in Vista, California and consist of approximately 20,000 square feet of office space. We lease this space pursuant to a three year lease expiring on July 1, 2003, at the rate of $13,512 per month plus common costs of approximately $3,200 per month.

LITIGATION

         We are not a party to any material litigation.

                                   MANAGEMENT


         Set forth below are the directors and officers of EntrePort.


        NAME                 AGE                     POSITION
        ----                 ---                     --------

David J. D'Arcangelo         44            Chairman of the Board

William A. Shue              43            President, Chief Executive Officer,
                                           Chief Financial Officer, Secretary
                                           and Director

Tony Acone                   56            Director

Scott Lucas                  40            Director

         Mr. D'Arcangelo has served as Chairman of our Board of Directors since February 17, 1999. From February 17, 1999 to March 21, 1999, Mr. D'Arcangelo also served as our President and Chief Executive Officer. From 1994 to 1999, Mr. D'Arcangelo served as President of the D'Arcangelo Companies, a business marketing and training consulting firm. Mr. D'Arcangelo's book, "Wealth Starts at Home," published by McGraw-Hill, was released in 1997.

         Mr. Shue has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary and as a director since April 17, 1999. From 1994 to 1999, Mr. Shue served as an independent consultant to the seminar production industry. Mr. Shue was a co-founder of Caribiner International, Inc., a NYSE-listed business communications company, and served as President of Caribiner International from 1986 to 1993. Mr. Shue has an MBA in Finance from the University of Houston.

         Mr. Acone has served as a director since November 1999. Mr. Acone was a co-founder of Prime Ticket Sports Network and served as President of that company from 1985 to 1989 and Assistant to the Chairman from 1989 to 1994, at which time Prime Ticket was sold to Fox Sports Television Network. Mr. Acone has been a private investor since 1994.

         Mr. Lucas has served as a director since April 2000. Mr. Lucas has served as the Chairman and Chief Executive Officer of YourPut.com, a private information management company, since 1997. From 1995 to 1997, Mr. Lucas was Chief Equity Officer for AIM Capital Management, Houston, Texas, where he held senior fiduciary duties for 30 mutual funds containing nearly $90 billion in assets. Prior to AIM, Mr. Lucas was Vice President at Goldman Sachs & Co., New York, where he was responsible for marketing and strategy for Equity Derivatives and Program Trading for the Western U.S. and Canada.


EXECUTIVE COMPENSATION

         CASH COMPENSATION OF EXECUTIVE OFFICERS. The following table sets forth the cash compensation paid to the Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1999, 1998 and 1997.


                                        ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                             ----------------------------------------   ------------------------------
  NAME AND POSITION          YEAR    SALARY    BONUS   OTHER ANNUAL     RESTRICTED    COMMON SHARES         ALL
                                                       COMPENSATION       STOCK        UNDERLYING          OTHER
                                                                        AWARDS ($)   OPTIONS GRANTED       COMPEN
                                                                                      (# SHARES)          -SATION
----------------------      ------ ---------- ------- ---------------   ------------ -----------------   ----------
David J. D'Arcangelo,        1999  $  70,833      -0-       -0-              -0-           50,000            -0-
Chairman                     1998  $       0      -0-       -0-              -0-              -0-            -0-
                             1997  $       0      -0-       -0-              -0-              -0-            -0-

William A. Shue,             1999  $  62,500      -0-       -0-              -0-          300,000            -0-
President and CEO            1998  $       0      -0-       -0-              -0-              -0-            -0-
                             1997  $       0      -0-       -0-              -0-              -0-            -0-




                                               OPTION/SAR GRANTS IN 1999 FISCAL YEAR
                                                        INDIVIDUAL GRANTS
----------------------      ---------------------------------------------------------------------------------------
          NAME                   NUMBER OF          % OF TOTAL OPTIONS/SARS      EXERCISE OR      EXPIRATION DATE
                                 SECURITIES         GRANTED TO EMPLOYEES IN       BASE PRICE
                                 UNDERLYING               FISCAL YEAR               ($/SH)
                                OPTIONS/SARS
                                GRANTED (#)
----------------------      ---------------------   -------------------------   ---------------   -----------------
David J. D'Arcangelo              50,000                      3%                    $ 1.00          April 1, 2004


William Shue                     300,000                     17%                    $ 1.00          April 1, 2004


         EMPLOYMENT AGREEMENTS. We have entered into employment agreements with the Chairman of our Board of Directors, Mr. David D'Arcangelo, and our Chief Executive Officer, Mr. William Shue. Pursuant to their agreements, Mr. D'Arcangelo and Mr. Shue are required to devote their entire business time to the affairs of the company. We currently pay both Mr. D'Arcangelo and Mr. Shue a salary of $8,333.34 per month. However, the terms of Mr. D'Arcangelo's and Mr. Shue's employment agreements provide that their salaries will be increased at such time as we have either raised sufficient capital to do so or our profits so warrant, as determined by Mr. D'Arcangelo or Mr. Shue, as the case may be, in their discretion. At such time, their salaries will be increased to levels that are comparable to executives of equivalent positions in similar public companies, but with a minimum of $200,000 per year plus car allowance. Mr. D'Arcangelo's employment agreement expires on April 1, 2002 and Mr. Shue's employment agreement expires on April 18, 2002. Both agreements are subject to automatic one year extensions unless either party chooses not to renew within 90 date of the expiration of the current term.

         COMPENSATION OF DIRECTORS. All of our directors receive reimbursement for out-of-pocket expenses for attending Board of Directors meetings. We intend to appoint additional members to the Board of Directors, including outside or non-officer members to the board. Any outside directors may receive an attendance fee for each meeting of the Board of Directors. From time to time we may engage certain members of the Board of Directors to perform services on behalf of the Company and compensate such persons for the services which they perform.

STOCK OPTION PLAN

         In 1999, we adopted a Stock Option Plan permitting us to grant options to employees, directors, consultants and independent contractors. The purpose of the plan is to allow us to attract and retain such persons and to compensate them in a way that links their financial interests with the interests of our shareholders. Awards under the plan may take the form of incentive stock options or non-qualified stock options. A total of 4,000,000 shares may be issued pursuant to the plan. As of the date of this prospectus, we had granted options to purchase approximately 1,306,500 shares of our common stock.

         Our stock option plan is administered by our a committee appointed by our board of directors or, in the absence of such a committee, by the entire board. The committee has, subject to specified limitations, full authority to grant options and establish the terms and conditions of vesting and exercise. The exercise price of incentive stock options granted under the plan is required to be no less than the fair market value of our common stock on the date of grant (110% in the case of a greater than 10% stockholder).

         The committee may grant options for terms of up to 10 years, or 5 years in the case of incentive stock options granted to greater than 10% stockholders. No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by us or ceases to have a relationship with us, his or her options will expire one year after termination by reason of death or permanent disability, thirty days after termination for cause and three months after termination for any other reason.

         Subject to the foregoing, the committee has broad discretion to set the terms and conditions applicable to options granted under the plan. The committee may discontinue or suspend option grants under the plan, or amend or terminate the plan entirely, at any time. With the consent of an optionee, the committee may also make such modification of the terms and conditions of such optionee's option as the committee shall deem advisable. However, the committee has no authority to make any amendment or modification to the plan or any outstanding option which would:

         o increase the maximum number of shares which may be purchased pursuant to options granted under the stock option plan, either in the aggregate or by an optionee, except in connection with certain antidilution adjustments;

         o change the designation of the class of employees eligible to receive qualified options;

         o extend the term of the stock option plan or the maximum option period thereunder;

         o decrease the minimum qualified option price or permit reductions of the price at which shares may be purchased for qualified options granted under the stock option plan, except in connection with certain antidilution adjustments; or

         o cause qualified stock options issued under the stock option plan to fail to meet the requirements of incentive stock options under
           Section 422 of the Internal Revenue Code.

         Any such amendment or modification shall be effective immediately, subject to stockholder approval thereof within 12 months before or after the effective date. No option may be granted during any suspension or after termination of the plan.

RELATED PARTY TRANSACTIONS

         In connection with our organization in October 1996, we issued 5,000,000 common shares to our founder, Mr. Eric Littman, at a price of $.001 per share. In February 1999, we hired Mr. David D'Arcangelo, currently our Chairman of the Board, to develop our current web business. At that time, Mr. Littman canceled, for no consideration, 4,410,000 shares of common stock and resigned from all positions with the company.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

         The Florida General Corporation Law provides that corporations may include a provision in their Articles of Incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director:

         o for any breach of the director's duty of loyalty to the corporation or its stockholders;

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         o for unlawful payment of a dividend or unlawful stock purchase or redemption; or

         o for any transaction from which the director derived an improper personal benefit.

         Our Articles of Incorporation provide that directors are not liable to EntrePort or its stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Florida Law. In addition to the foregoing, our Bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to each of our directors.

         The above provisions in our Articles of Incorporation and Bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of EntrePort pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by:

         o each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;

         o each of our directors and executive officers; and

         o all of our directors and executive officers as a group.


       NAME AND ADDRESS          NUMBER OF SHARES         PERCENTAGE OWNED
---------------------------   -----------------------   --------------------
David J. D'Arcangleo (1)(2)          2,675,334                   23.0%
William A. Shue (1)(3)               1,500,000                   12.6%
Tony Acone (1)(4)                      175,000                    1.5%
Scott Lucas(1)(5)                      170,000                    1.5%
All officers and directors           4,520,334                   37.4%
as a group (6)

----------
         (1) Address is 2790 Business Park Drive, Suite B, Vista, California 98083.

         (2) Includes options granted to Mr. D'Arcangelo to purchase 50,000 shares of common stock.

         (3) Includes options granted to Mr. Shue to purchase 300,000 shares of common stock.

         (4) Includes options granted to Mr. Acone to purchase 150,000 shares of common stock.

         (5) Includes options granted to Mr. Lucas to purchase 20,000 shares of common stock. Does not include options to purchase another 20,000 shares of common stock that are subject to vesting.

         (6) Includes options granted to officers and directors to purchase an aggregate of 520,000 shares of common stock.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         EntrePort is authorized to issue 50,000,000 shares of common stock, $.001 par value, of which, as of the date of this prospectus, 11,581,113 shares are issued and outstanding. As of the date of this prospectus, there are outstanding options, warrants and rights which, upon exercise or conversion, entitle their holders to acquire approximately 1,694,000 shares of common stock.

         Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting. However, in the case of certain fundamental matters such as certain amendments to the Articles of Incorporation and certain mergers and reorganizations, Florida law and EntrePort's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

STOCK OPTION PLAN

         During the fiscal year 1999, we adopted a Stock Option Plan permitting us to grant options to employees, directors, consultants and independent contractors. An aggregate of 4,000,000 shares of common stock may be issued pursuant to the plan. As of the date of this prospectus, options to purchase an aggregate of 1,306,500 shares of common stock have been issued pursuant to the Plan.

WARRANTS

         We issued 10,000 warrants to a party not affiliated with us. The warrants are exercisable until October 2002 at an exercise price of $1.00 per share.

         In February and March 2000, we conducted a private placement of common shares. Roth Capital Partners, Inc. acted as placement agent in connection with that offering. As part of its compensation for acting as placement agent, we granted to Roth Capital Partners a common stock purchase warrant entitling the holder to purchase 377,500 shares of our common stock at an exercise price of $2.00 per share. The warrant is presently exercisable and expires in March 2005.

DIVIDENDS

         We do not anticipate the payment of cash dividends on its common stock in the foreseeable future.

TRANSFER AGENT

         The transfer agent for our common stock is American Stock Transfer & Trust, Inc.

                                  LEGAL MATTERS

         Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Newport Beach, California.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, and for the period October 4, 1996 (inception) through December 31, 1999, as set forth in their report. We've included our financial statements in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.



                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         In July 1999, we dismissed Barry L. Friedman, Certified Public Accountant, as our independent auditor and appointed Ernst & Young LLP as independent auditors. Mr. Friedman had previously audited our financial statements as of and for the fiscal years ended December 31, 1998, 1997 and 1996. The decision to change independent auditors was approved by our Board of Directors. During the fiscal year ended December 31, 1998 and through July 1999, there were no disagreements between us and Mr. Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction of Mr. Friedman would have caused him to make reference to the subject matter of the disagreement in connection with his reports.

         Except for the explanatory paragraph included in Mr. Friedman's report on our financial statements for the 1998, 1997 and 1996 fiscal years, relating to substantial doubt existing about our ability to continue as a going concern, the audit reports of Mr. Friedman on our financial statements as of December 31, 1998, 1997 and 1996 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.



                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC's web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

                          INDEX TO FINANCIAL STATEMENTS

                              ENTREPORT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

Audited Financial Statements:

         Report of Ernst & Young LLP, Independent Auditors...................F-1
         Balance Sheets at December 31, 1999 and 1998........................F-2
         Statements of Operations for the years ended
          December 31, 1999, 1998 and for the period
          from October 4, 1996 (inception) to December
          31, 1999...........................................................F-3
         Statements of Changes in Stockholders' Equity
          (Deficit) for the years ended December 31,
          1999, 1998 and for the period from October 4,
          1996 (inception) to December 31, 1999..............................F-4
         Statements of Cash Flows for the years ended
          December 31, 1999, 1998 and for the period
          from October 4, 1996 (inception) to December
          31, 1999...........................................................F-5
         Notes to Financial Statements......... .............................F-6

Unaudited Financial Statements

         Balance Sheets at March 31, 2000 and 1999.. .......................F-13
         Statements of Operations for the three months
          ended March 31, 2000 and 1999 and for the
          period from October 4, 1996 (inception) to
          March 31, 1999....................................................F-14
         Statements of Cash Flows for the three months
          ended March 31, 2000 and 1999 and for the
          period from October 4, 1996 (inception)
          to March 31, 1999.................................................F-15
         Notes to Unaudited Financial Statements............................F-16

                         Report of Independent Auditors

The Board of Directors and Stockholders
EntrePort Corporation

We have audited the accompanying balance sheets of EntrePort Corporation (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998, and for the period October 4, 1996 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EntrePort Corporation (a development stage company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and the period October 4, 1996 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                     ERNST & YOUNG LLP
San Diego, California
March 21, 2000

                              EntrePort Corporation
                          (a development stage company)
                                 Balance Sheets

                                                         December 31,
                                                    1999              1998
                                                --------------------------------
Assets
Current assets:
  Cash and cash equivalents                     $   1,458,139    $            -
  Other current assets                                205,397                 -
                                                --------------------------------
Total current assets                                1,663,536                 -

Investment in Sportsware Technologies, Inc.           399,500                 -
Property and equipment at cost, net                    97,317                 -
Website development costs                             181,381                 -
Deferred offering costs                                85,194                 -
Other assets                                            6,690                 -
                                                --------------------------------
                                                $   2,433,618    $            -
                                                ================================

Liabilities and stockholders' equity
 Current liabilities:
  Accounts payable                              $     194,268                 -
  Accrued liabilities                                 263,399               800
  Note payable to officer                              20,000                 -
                                                --------------------------------
Total current liabilities                             477,667               800

Stockholders' equity (deficit):
  Common stock, $.001 par value; 50,000,000
   shares authorized, 7,834,974 and
   5,025,000 issued and outstanding at
   December 31, 1999 and 1998, respectively             7,835             5,025
  Additional paid-in capital                        3,845,753                 -
  Deficit accumulated during the
   development stage                               (1,897,637)           (5,825)
                                                --------------------------------
Total stockholders' equity (deficit)                1,955,951              (800)
                                                --------------------------------
                                                $   2,433,618    $            -
                                                ================================

See accompanying notes.

                                                  EntrePort Corporation
                                              (a development stage company)
                                                Statements of Operations



                                                                                          For the Period
                                                                                         October 4, 1996
                                                                                       (inception) through
                                                        Years ended December 31,            December 31,
                                                         1999              1998                 1999
                                                 ---------------------------------------------------------
Revenues                                         $         11,911      $            -      $       11,911

Operating Expenses:
  Research and development                                 97,579                   -              97,579
  Marketing, general and administrative                 1,796,990                 800           1,802,815
                                                 ---------------------------------------------------------
      Total operating expenses                          1,894,569                 800           1,900,394
                                                 ---------------------------------------------------------
Loss from operations                                   (1,882,658)               (800)         (1,888,483)
Interest expense                                            9,154                   -               9,154
                                                 ---------------------------------------------------------
Net loss                                         $     (1,891,812)     $         (800)     $   (1,897,637)
                                                 =========================================================

Net loss per common share
  (basic and diluted)                            $          (0.31)     $            -
                                                 =====================================


Weighted average shares used in computing net
loss per common share
  (basic and diluted)                                     6,068,605         5,025,000
                                                 =====================================


See accompanying notes.


                                                    EntrePort Corporation
                                               (a development stage company)
                                             Statements of Stockholders' Equity
 For the years ended December 31, 1999 and 1998, and the period October 4, 1996 (inception) through December 31, 1999


                                                                                                          Deficit
                                                                                                        accumulated        Total
                                                             Common stock              Additional       during the     stockholders'
                                                   -------------------------------      paid-in         development       equity
                                                        Shares          Amount          capital           stage         (deficit)
                                                   ---------------------------------------------------------------------------------
Issuance of common stock for services at
  inception of company                                  5,025,000  $        5,025  $            -    $          -  $          5,025
  Net loss for the period ended December 31,
   1997                                                         -               -               -          (5,025)           (5,025)
                                                   ---------------------------------------------------------------------------------
Balance at December 31, 1997                            5,025,000           5,025               -          (5,025)                -
  Net loss for the year ended December 31,
   1998                                                         -               -               -            (800)             (800)
                                                   ---------------------------------------------------------------------------------
Balance at December 31, 1998                            5,025,000           5,025               -          (5,825)             (800)
  Common shares retired for no consideration           (4,410,000)         (4,410)          4,410               -                 -
  Common shares issued for $1,600 of notes
   receivable and $335,900 for services
   rendered                                             5,400,000           5,400         332,100               -           337,500
  Issuance of common stock upon conversion of
   notes payable in June 1999 at $2.00 to $3.00
   per share                                              267,500             268         694,732               -           695,000
  Issuance of common stock for $2.00 per
   share in August and December 1999 for
   cash, net of issuance costs of $304,185              1,384,140           1,384       2,462,711               -         2,464,095
  Issuance of common stock for services
   rendered                                               168,334             168         336,500               -           336,668
  Issuance of warrants for services rendered                    -               -          15,300               -            15,300
  Net loss for the year ended December 31,
   1999                                                         -               -               -      (1,891,812)       (1,891,812)
                                                   ---------------------------------------------------------------------------------
Balance at December 31, 1999                            7,834,974  $        7,835  $    3,845,753  $   (1,897,637) $      1,955,951
                                                   =================================================================================

See accompanying notes

                                                  EntrePort Corporation
                                              (a development stage company)
                                                Statements of Cash Flows

                                                                                            For the Period
                                                                                           October 4, 1996
                                                                                         (inception) through
                                                          Years ended December 31,            December 31,
                                                           1999              1998                 1999
                                                 -----------------------------------------------------------

Operating activities
Net loss                                            $    (1,891,812)    $          (800)    $    (1,897,637)
Adjustments to reconcile net loss to net
 cash used in operating activities:
   Depreciation                                              17,419                   -              17,419
   Issuance of common stock and warrants for
    services rendered                                       421,200                   -             426,225
   Changes in operating assets and liabilities:                   -                   -                   -
     Other current assets                                  (205,397)                  -            (205,397)
     Accounts payable                                       194,268                   -             194,268
     Accrued liabilities and other                          262,599                 800             263,399
     Other assets                                            (6,690)                  -              (6,690)
                                                 -----------------------------------------------------------
Net cash flows used in operating activities              (1,208,413)                  -          (1,208,413)

Investing activities
  Purchases of property and equipment                      (114,736)                  -            (114,736)
  Investment in Sportsware Technologies, Inc.              (399,500)                  -            (399,500)
  Increases in website development costs                   (181,381)                  -            (181,381)
                                                 -----------------------------------------------------------
Net cash flows used in investing activities                (695,617)                  -            (695,617)

Financing activities
  Proceeds from issuance of notes payable                 1,010,000                   -           1,010,000
  Payments of notes payable                                (295,000)                  -            (295,000)
  Issuance of common stock for cash, net                  2,732,363                   -           2,732,363
  Increases in deferred offering costs                      (85,194)                  -             (85,194)
                                                 -----------------------------------------------------------
Net cash flows provided by financing activities           3,362,169                   -           3,362,169
                                                 -----------------------------------------------------------

Increase in cash and cash equivalents                     1,458,139                   -           1,458,139

Cash and cash equivalents at beginning of period                  -                   -                   -
                                                 -----------------------------------------------------------
Cash and cash equivalents at end of period          $     1,458,139     $             -     $     1,458,139
                                                 ===========================================================

Supplemental disclosure of non cash
 financing activities
Conversion of notes payable to common stock         $      (695,000)    $             -     $      (695,000)
                                                 ===========================================================

Supplemental information
Interest paid                                       $         5,081     $             -     $         5,081
                                                 ===========================================================

See accompanying notes.

1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

EntrePort Corporation ("the Company") was incorporated in Florida on October 4, 1996. The Company is in the initial stage of operations devoting substantially all of its efforts to the market analysis for and development of Web portals on the Internet for purposes of offering general information, communication tools and training to members of certain targeted Internet communities. As of December 31, 1999, the Company has not completed the development of any of its proposed Web portals or otherwise commenced significant revenue producing operations. Accordingly, the Company is considered to be in the development stage.

The Company had no assets or operations from the time of its incorporation until February 1999, at which time the Company hired its current Chairman of the Board to develop the Company's Web business. At this time, the Company's founder canceled, for no consideration, 4,410,000 shares of Common Stock and resigned from the Company. The Company then issued 3,800,000 shares of Common Stock, as consideration of marketing and business plans, consulting services and cash.

REVENUE RECOGNITION

The Company recognizes revenue on membership fees ratably over the period in which the services are performed.

CASH AND CASH EQUIVALENTS

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents primarily represent funds invested in money market funds where cost equals market value.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets (generally three to five years) using the straight-line method.

WEBSITE DEVELOPMENT COSTS

Website development costs are capitalized in accordance with an EITF consensus on Issue 00-02 and amortized over the estimated useful lives of the Internet website being developed (generally two years) using the straight-line method. Amortization will begin upon the launch of the web site.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed in Note 6, the alternative fair value accounting provided under Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, requires the use of option valuation models that were not developed for use in valuing employee stock options.

Compensation charges for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF 96-18 as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured. Charges for options granted to non-employees are periodically remeasured as the underlying options vest.

The Company has disclosed the pro forma effect of using the fair value based method to account for its employee stock-based compensation.

NET LOSS PER SHARE

The Company computes net loss per share following SFAS No. 128, EARNINGS PER SHARE. SFAS 128 requires the presentation of basic and diluted income (loss) per share amounts. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income (loss) per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of diluted net loss per share for the years ended December 31, 1999 because the effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted loss per share for the periods presented:

                                                    Years ended December 31,
                                                   -----------------------------
                                                        1999           1998
                                                   -----------------------------
Numerator:
  Net loss                                         $  (1,891,812) $        (800)

Denominator:
  Weighted average shares outstanding for basic
    earning per share                                  6,068,605      5,025,000
                                                   -----------------------------

  Effects of dilutive securities:
    Employee stock options                                     -              -
    Warrants                                                   -              -
                                                   -----------------------------
  Dilutive potential common shares                             -              -
  Shares used in computing diluted net income per
    common share                                       6,068,605      5,025,000
                                                   =============================

Loss per common share, basic                       $       (0.31) $           -
                                                   =============================
Loss per common share, diluted                     $       (0.31) $           -
                                                   =============================


COMPREHENSIVE LOSS

Comprehensive loss for all periods presented is the same as net loss.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

2.       SELECTED BALANCE SHEET DETAILS


                                                            December 31,
                                                      1999              1998
                                                   -----------------------------

Other current assets:
Due from investors                                 $     180,000  $           -
Prepaid expenses                                          21,731              -
Other current assets                                       3,666              -
                                                   -----------------------------
                                                   $     205,397  $           -
                                                   =============================

         The amount due from investors was collected in January 2000.


Property and equipment:
Machinery and equipment                            $     106,509  $           -
Furniture and fixtures                                     8,227              -
                                                   -----------------------------
                                                         114,736              -
Less: accumulated depreciation                           (17,419)             -
                                                   -----------------------------
                                                   $      97,317  $           -
                                                   =============================


Accrued liabilities:
Officer relocation costs                           $     106,600  $           -
Lease termination costs                                   61,058              -
Accrued settlement                                        37,500              -
Other accrued liabilities                                 58,241            800
                                                   -----------------------------
                                                   $     263,399  $         800
                                                   =============================


3.       EQUITY INVESTMENT

During 1999, the Company acquired a 5% share of Sportsware Technologies, Inc. ("STI") for cash totaling $399,500. The Company accounts for its investment in STI under the cost method. In conjunction with the purchase, the Company was granted an option through December 1999 to purchase all of the remaining outstanding shares of STI for cash and common stock. The option was not exercised by the Company and expired in December 1999. The Company also granted stock options to STI to purchase 500,000 shares of the Company's common stock for $.10 per share, vesting and exercisable only in the event the Company purchased the remaining 95% of STI stock. These options were canceled in December 1999 upon expiration of the purchase option.

4.       NOTES PAYABLE

Throughout 1999, the Company issued notes payable totaling $315,000 to several outside parties and one of the Company's officers. The notes bore interest at rates ranging from 6.0% to 10.0% per annum. Each note was paid off prior to December 31, 1999 with the exception of one note. The outstanding note of $20,000 bears a rate of 8.0% and matures in July 2000.

Throughout 1999, the Company conducted a private placement sale of convertible notes for total proceeds of $695,000. The notes bore interest at the rate of 6.0% per annum. Principal was convertible into shares of the Company's common stock at rates of $2.00 to $3.00 per share. During 1999, the principal amount of all notes was converted into 267,500 shares of common stock.

5.       LEASE COMMITMENTS

The Company leases its corporate headquarters facility under a noncancelable operating lease expiring on March 31, 2002. The Company also leases an unrelated property on a month to month basis. Rent expense for these leases was approximately $45,000, $0 and $45,000 for the years ended December 31, 1999 and 1998, and for the period October 4, 1996 (inception) through December 31, 1999, respectively.

Future minimum payments required under the operating lease as of December 31, 1999 are as follows:

                                                    Operating
                                                      Leases
                                                  --------------
2000                                              $      26,800
2001                                                     33,400
2002                                                     10,000
                                                  --------------
Total minimum lease payments                      $      70,200
                                                  ==============

6.       STOCKHOLDERS' EQUITY

COMMON STOCK

In February 1999, the Company retired 4,410,000 shares of the Company's stock from the original founder of the Company, for no consideration. Additionally, in March 1999 the Company issued 5,400,000 shares of common stock to various initial investors and key employees for cash and services.

In September 1999, the Company sold 99,710 shares of common stock for cash proceeds of $199,420 in a private placement. In June 1999, the Company issued 267,500 shares of common stock, as a result of the conversion of convertible notes. In December 1999, the Company issued 1,284,430 shares in a private placement for cash proceeds of $2,568,860. The Company incurred $38,185 in offering costs, and issued 133,334 shares of common stock to a financial consultant in connection with the private placement (valued at $266,668). These costs have been charged as a reduction to additional paid-in capital.

In November 1999, the Company issued 25,000 shares of common stock in consideration for the extension of two notes payable. In December 1999, the Company also issued 10,000 shares of common stock for Website development services rendered. The Company expensed the costs of these services.

COMMON STOCK WARRANTS

Periodically, the Company will issue warrants to outside consultants in lieu of stock options. During the period October 4, 1996 (inception) through December 31, 1999, the Company issued 10,000 warrants at a $1.00 exercise price. The warrants are exercisable at December 31, 1999 and expire in October 2002. During the year ended December 31, 1999, the Company recognized $15,300 in compensation expense for these services.

STOCK OPTIONS

In March 1999, the Company adopted the 1999 Stock Incentive Plan (the "Plan") to grant options to purchase common stock to eligible officers, employees, directors, consultants and other independent advisors who provide services to the Company. The Board has authorized and reserved an aggregate of 4,000,000 shares of common stock for issuance under the Plan. Terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors. Options under the Plan cannot exceed a ten year term. The exercise price of options granted under the Plan is determined by the Board, but cannot be less than 100% of the fair market value (85% for non-qualified options) of the common stock on the date of grant.

The following table summarizes activity under the stock option plan during the year ended December 31, 1999:

                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                       Shares        Price
                                                   -----------------------------

Outstanding at December 31, 1998                                -   $         -
  Granted                                               1,810,000          1.69
  Exercised                                                     -             -
  Canceled                                               (500,000)         0.10
                                                   ---------------
Outstanding at December 31, 1999                        1,310,000   $      2.30
                                                   ===============

All options outstanding at December 31, 1999 are non-qualified options. The weighted average grant date fair value of options granted during the year totaled $1.49.

A further summary of options outstanding and exercisable as of December 31, 1999 follows:


                                  Weighted    Weighted                 Weighted
              Exercise  Exercise  Average     Average                   Average
   Options     Range     Range    Exercise   Remaining      Options    Exercise
 Outstanding    Low      High      Price    Life (years)  Exercisable   Price
--------------------------------------------------------------------------------

    350,000     $1.00     $1.00     $1.00           4.3      350,000      $1.00
    450,000     $2.00     $2.50     $2.22           3.8       75,000      $2.00
    450,000     $3.00     $3.50     $3.11           4.3            -          -
     40,000     $4.00     $4.00     $4.00           2.9            -          -
     20,000     $5.00     $5.00     $5.00           2.8       20,000      $5.00
--------------------------------------------------------------------------------
  1,310,000     $1.00     $5.00     $2.30           4.0      445,000      $1.35
================================================================================

Adjusted pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes method with the following weighted-average assumptions for 1999: risk-free interest rate of 6.5%, dividend yield of 0%, volatility factor of 100.0%, and an expected option life of 3 years. Future pro forma results of operations under SFAS No. 123 may be materially different from actual amounts reported. For purposes of adjusted pro forma disclosures, the estimated fair value of the options are amortized to expense over the vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. The Company's pro forma information follows:

                                                                 For the period
                                                                 October 4, 1996
                                                                   (inception)
                                                                     through
                                       Years ended December 31,    December 31,
                                         1999            1998          1999
                                   ---------------------------------------------
Pro forma net loss                 $  (1,984,329) $        (800) $  (1,990,154)
Pro forma net loss
 per share, basic and diluted      $       (0.33) $           -              -


SHARES RESERVED FOR FUTURE ISSUANCE

The following shares of common stock are reserved for future issuance at December 31, 1999:

                                                        Shares
                                                  -----------------
Stock options:
  Granted and outstanding                                1,310,000
  Reserved for future grants                             2,690,000
Warrants                                                    10,000
                                                  -----------------
Total Reserved                                           4,010,000
                                                  =================


7.       INCOME TAXES

Significant components of the Company's deferred tax assets as of December 31, 1999 and 1998 are shown below. A valuation allowance of $776,000 has been recognized at December 31, 1999 to offset the net deferred tax assets as realization of such assets is uncertain.


                                                            December 31,
                                                        1999            1998
                                                  ------------------------------

Deferred tax assets
  Net operating loss carryforward                 $      760,000  $           -
  Research and development credits                        11,000              -
  Other, net                                               5,000              -
                                                  ------------------------------
Total net deferred tax assets                            776,000              -

Valuation allowance for deferred tax asset              (776,000)             -
                                                  ------------------------------
Net deferred tax assets                           $            -  $           -
                                                  ==============================

At December 31, 1999, the Company has federal and California net operating loss carryforwards of approximately $1,865,000 and $1,869,000, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2007, respectively, unless previously utilized. The Company also has federal and California research credit carryforwards of approximately $8,700 and $4,800, respectively, which will begin to expire in 2018 unless previously utilized.

7.       INCOME TAXES

Pursuant to Section 382 and 383 of the Internal Revenue Code, the annual use of the Company's net operating loss and credit carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period. However, the Company does not believe such limitation will have a material impact upon the utilization of these carryforwards.

8.       LITIGATION

From time to time the Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position or liquidity.

9.       SUBSEQUENT EVENT

In March 2000, 3,537,500 shares of common stock were issued at $2.00 per share to private investors for net proceeds of approximately $6.1 million. In conjunction with the offering, warrants to purchase 353,750 shares of the Company's common stock were issued to the placement agent. The exercise price is $2.00 per share and the warrants expire in March 2005.

                              EntrePort Corporation
                          (a Development Stage Company)
                            Condensed Balance Sheets


                                                  MARCH 31,        DECEMBER 31,
                                                    2000               1999
                                                (UNAUDITED)           (NOTE)
ASSETS
Current assets:
  Cash and cash equivalents                  $      7,116,944    $    1,458,139
  Other current assets                                 25,715           205,397
                                             -----------------------------------
Total current assets                                7,142,659         1,663,536

Investment in Sportsware Technologies, Inc.           399,500           399,500
Property and equipment at cost, net                   172,807            97,317
Website development costs                             508,991           181,381
Other assets                                           20,496            91,884
                                             -----------------------------------
                                             $      8,244,453    $    2,433,618
                                             ===================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                           $        652,503    $      194,268
  Accrued liabilities                                 266,938           263,399
Note payable to officer                                     -            20,000
                                             -----------------------------------
Total current liabilities                             919,441           477,667

Stockholders' equity:
  Common stock, $.001 par value;
   50,000,000 shares authorized,
   11,581,113 and 7,834,974 issued
   and outstanding at March 31, 2000
   and December 31, 1999, respectively                 11,581             7,835
  Additional paid-in capital                       10,426,076         3,845,753
  Deferred compensation                              (293,656)                -
  Accumulated deficit during the
   development stage                               (2,818,989)       (1,897,637)
                                             -----------------------------------
Total stockholders' equity                          7,325,012         1,955,951
                                             -----------------------------------
                                             $      8,244,453    $    2,433,618
                                             ===================================
SEE ACCOMPANYING NOTES.
Note: The Balance Sheet at December 31, 1999 is derived from the audited financial statements at that date, but does not include all of the disclosures required by generally accepted accounting principles.

                              EntrePort Corporation
                          (a development stage company)
                       Condensed Statements of Operations
                                   (UNAUDITED)


                                                                 FOR THE PERIOD
                                                                 OCTOBER 4, 1996
                                                                  (INCEPTION)
                                   THREE MONTHS ENDED            THROUGH MARCH
                                        MARCH 31,                     31,
                                   ---------------------------------------------
                                         2000            1999          2000
                                   ---------------------------------------------
Revenues                           $       5,120  $           -  $       17,031

Operating Expenses:
   Research and development               47,425              -         145,004
   Marketing, general and
    administrative                       901,202        376,817       2,704,017
                                   ---------------------------------------------
      Total operating expenses           948,627        376,817       2,849,021
                                   ---------------------------------------------
Loss from operations                    (943,507)      (376,817)     (2,831,990)
Interest income                           22,155              -          13,001
                                   ---------------------------------------------
Net loss                           $    (921,352) $    (376,817) $   (2,818,989)
                                   =============================================

Net loss per common share
   (basic and diluted)             $       (0.11) $       (0.08)
                                   =============================


Weighted average shares used
 in computing net loss per common
 share (basic and diluted)             8,034,374      4,955,934
                                   =============================


See accompanying notes.

                              EntrePort Corporation
                          (a development stage company)
                       Condensed Statements of Cash Flows
                                   (UNAUDITED)


                                                                                         For the Period
                                                                                         October 4, 1996
                                                                                           (inception)
                                                          Three months ended              through March
                                                               March 31,                       31,
                                                         2000           1999                  2000
                                                 -----------------------------------------------------------
Operating activities
Net loss                                         $         (921,352) $         (376,817) $       (2,818,989)
Adjustments to reconcile net loss to net
 cash used in operating activities:
   Depreciation                                              11,771                   -              29,190
   Issuance of common stock options for services            133,854                   -             133,854
   Issuance of common stock and warrants for
   services                                                  74,000             335,900             495,200
   Changes in operating assets and liabilities              627,650             (18,052)            873,230
                                                 -----------------------------------------------------------

Net cash flows used in operating activities                 (74,077)            (58,969)         (1,287,515)

Investing activities
  Purchases of property and equipment                       (87,261)             (9,588)           (201,997)
  Investment in Sportsware Technologies, Inc.                     -                   -            (399,500)
  Increases in website development costs                   (327,610)                  -            (508,991)
                                                 -----------------------------------------------------------
 Net cash flows used in investing activities               (414,871)             (9,588)         (1,110,488)

Financing activities
  Proceeds from issuance of notes payable                         -             165,000           1,010,000
  Re-payments of notes payable                              (20,000)                  -            (315,000)
  Issuance of common stock for cash, net                  6,167,753                   -           8,819,947
                                                 -----------------------------------------------------------
Net cash flows provided by financing activities           6,147,753             165,000           9,514,947
                                                 -----------------------------------------------------------

Increase in cash and cash equivalents                     5,658,805              96,443           7,116,944

Cash and cash equivalents at beginning of period          1,458,139                   -                   -
                                                 -----------------------------------------------------------
Cash and cash equivalents at end of period       $        7,116,944  $           96,443  $        7,116,944
                                                 ===========================================================

Supplemental disclosure of non cash
 financing activities
Conversion of notes payable to common stock      $                -  $                -  $         (695,000)
                                                 ===========================================================

Deferred offering costs in 1999                  $                -  $           85,194  $
                                                 ===========================================================

See accompanying notes.

                              EntrePort Corporation
                          (a development stage company)
                     Notes to Condensed Financial Statements


1.       BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 2000 and 1999.

Certain information and footnote disclosures normally included in financial statements have been omitted or condensed. These condensed financial statements should be read in conjunction with the financial information immediately precede the interim financial statements which accompany these notes. The results of operations for the period ended March 31, 2000 are not necessarily indicative of the results that may be attained for the entire fiscal year.

Certain adjustments recorded in the December 31, 1999 financial statements relate to the period ended March 31, 1999. The Company has restated the March 31, 1999 results of operations in the accompanying financial statements to reflect these adjustments.


2.       COMPREHENSIVE LOSS

Comprehensive loss for all periods presented is the same as net loss.

3.       NET LOSS PER SHARE

The Company computes net loss per share following SFAS No. 128, Earnings Per Share. SFAS 128 requires the presentation of basic and diluted income (loss) per share amounts. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income (loss) per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of diluted net loss per share for the three month periods ended March 31, 2000 and 1999 because the effect would be anti-dilutive.

4.       COMMON STOCK

The Company raised approximately $3.0 million as a result of the private placement offering during the period August 1999 to January 2000, for which the Company incurred $87,700 in financing costs related to this offering and issued 50,850 shares of common stock to various placement agents in connection with the private placement (valued at $101,700). These costs have been charged as a reduction to additional paid-in-capital. In January 2000, the Company issued 140,000 share of common stock at $2.00 to private investors for cash proceeds of $280,000.

In March 2000, 3,525,000 shares of common stock were issued at $2.00 per share to private investors for cash proceeds of $7,050,000. The Company incurred $1,248,019 in transaction costs related to this offering. In conjunction with the offering, warrants to purchase 377,500 shares of the Company's common stock at a price of $2.00 were issued to the placement agent. The warrants are fully exercisable and expire in March 2005.

In January 2000, the Company issued 5,000 shares of common stock as consideration for the extension of a note payable. In March 2000, the Company issued 25,000 shares of common stock to an employee as a recruiting incentive. The Company has expensed $60,000 related to these two transactions.

5.       STOCK OPTION PLAN

During the three months ended March 31, 2000, the Company has granted 451,000 options to employees, consultants and a board member with various vesting periods, from immediately to three years, to purchase shares of common stock of the Company at prices ranging between $2.00 to $4.00 per share. Options to purchase 425,000 shares of common stock of the Company at prices ranging between $2.00 to $3.50 per share were cancelled during March 2000.

6.       SALE TO METROSPLASH.COM

In March 2000, the Company entered into an agreement to sell to Metrosplash.com Inc. its ERT1 website in exchange for 100,000 unregistered shares of Metrosplash.com. The unlaunched ERT1 website was targeted to the African American professional. The Company will record no gain or loss on the transaction as the website had no net book value at the time of the sale and the value of Metrosplash.com shares is not readily determinable.

7.       LITIGATION

From time to time the Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position or liquidity.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Florida Statutes

Articles of Incorporation

Our Articles of Incorporation provides that the directors of the company shall be protected from personal liability to the fullest extent permitted by law. Our Articles of Incorporation also provide for the indemnification of our directors and officers.

Bylaws

Our Bylaws further provide that our officers and directors shall not be liable to us for any loss or damage suffered by us on account of any action taken by him as an officer or director of the corporation if he acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to a criminal matter, if he had no reasonable cause to believe that his conduct was unlawful.

Indemnity Agreements

Our Articles of Incorporation provide that we may indemnify our directors and officers to the fullest extent permitted by law and we have agreed to provide such indemnification to our officers and directors, pursuant to written indemnity agreements.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

      Security and Exchange Commission registration fee......   $       7,139.62
      Printing and engraving expenses........................   $       5,000.00
      Legal fees and expenses................................   $      10,000.00
      Accounting fees and expenses...........................   $      10,000.00
      Miscellaneous expenses.................................   $       2,500.00
              Total..........................................   $      34,639.62

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

         (A) In October 1996, the Company issued 5,000,000 shares of Common Stock to the founder of the Company, at a price of $.001 per share of which 4,410,000 were retired in March 1999. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the Securities Act of 1933 ("1933 Act").

         (B) In October 1996, the Company conducted a private placement of 25,000 shares of Common Stock to 25 parties, at a price of $.001 per share. There was no underwriter involved in the placement. The placement was conducted pursuant to Section 4(2) of the 1933 Act.

         (C) In March 1999, the Company issued an aggregate of 2,800,000 shares of Common Stock to three parties, including 2,533,334 shares to Mr. David J. D'Arcangelo, the Company's Chairman of the Board, and 133,333 shares of Common Stock each to two consultants to the Company, in consideration of marketing and business plans and consulting services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

         (D) In February 1999, the Company conducted a private placement of 1,000,000 shares of Common Stock to four individuals, at a price of $.001 per share. There was no underwriter involved in the placement. The placement was conducted pursuant to Rule 504 under the 1933 Act.

         (E) During March through May 1999, the Company conducted a private placement sale of convertible notes to six parties for the gross proceeds of $695,000. The notes were in the aggregate principal amount of $695,000 and bore interest on the principal amount at the rate of 6% to 10% per annum. The principal amount of the notes were convertible into shares of Common Stock at the rate of $2.00 to $3.00 per share. In June 1999, the holders of the notes converted the entire principal amount into 267,500 shares of Common Stock. There was no underwriter involved in the placement. The placement was conducted pursuant to Section 4(2) of the 1933 Act.

         (F) During the first and second quarters of 1999, the Company issued an aggregate of 1,600,000 shares of Common Stock and options to purchase an aggregate of 950,000 to five officers and directors of the Company. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.

         (G) During the period August to January 2000, we conducted a private placement of 1,524,430 shares of Common Stock to approximately 43 parties, at a price of $2.00 per share. There was no underwriter involved in the placement. The placement was conducted pursuant to Section 4(2) of the 1933 Act and Rule 506 thereunder.

         (H) In November 1999, the Company issued 143,334 shares of Common Stock to a consultant of the company in consideration of corporate finance, investor communities and public relations consulting services. There was no underwriter involved in the issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         (I) In February and March 2000, the Company conducted a private placement of 3,525,000 shares of Common Stock to approximately 70 parties at a price of $2.00 per share. Roth Capital Partners, Inc. acted as placement agent. As part of its compensation for acting as placement agent, we granted to Roth Capital Partners a common stock purchase warrant entitling the holder to purchase 377,500 shares of common stock at an exercise price of $2.00 per share. This offering was conducted pursuant to Section 4(2) of the 1933 Act and Rule 506 thereunder.

         With respect to each of the foregoing offerings, prior to investing, each subscriber was provided with or had access to all of the information regarding the Company that would be included in a registration statement on Form SB-2. With regards to the sales made in reliance on Section 4(2) of the 1933 Act or Rule 506 thereunder, the Company had reasonable grounds to believe, prior to accepting the subscription of each subscriber, based in part on the subscription agreements or investment letters executed by the subscribers, that each of the subscribers (i) was sophisticated enough to evaluate the merits of an investment in the securities and did not need the benefits of registration under the 1933 Act, (ii) had a prior substantive relationship with the officers of the Company or the selling broker dealer and (iii) was purchasing with investment intent and not with a view to distribution. In addition, each subscriber referred to in paragraphs A and C-I above was reasonably believed by the Company to be an accredited investor within the meaning of Rule 501(a) of the 1933 Act.

ITEM 27.  EXHIBITS

Exhibit No.                      Description
-----------                      -----------
    3.1      Articles of Incorporation (1)
    3.2 Articles of Amendment to Articles of Incorporation dated March 24, 1999 (1)
    3.3      Amended and Restated Bylaws(3)
    4.1      Specimen of Common Stock Certificate (1)
    5.1      Opinion of Oppenheimer Wolff & Donnelly LLP(3)
   10.1      EntrePort Corporation 1999 Stock Option Plan (1)
   10.2      Securities Purchase Agreement with MetroSplash.com, Inc. (2)
   10.3      Registration Rights Agreement (2)
   10.4      Employment Agreement dated March 17, 1999 with David D'Arcangelo(3)
   10.5      Employment Agreement dated March 19, 1999 with William Shue(3)
   16.1      Letter of change in Accountants(2)
   23.1      Consent of Ernst & Young LLP
   23.2      Consent of Oppenheimer Wolff & Donnelly LLP (included as part of
             Exhibit 5.1)
   21.1      List of Subsidiaries(2)
   27.1      Financial Data Schedule(2)
-----------

(1) Filed as exhibit to Registrant's Form 10-SB Registration Statement 1999 (File No. 0-26941) and incorporated herein by reference.
(2) Filed as exhibit to Registrant's 1999 Annual Report on Form 10-KSB (File No. 0-26941) and incorporated herein by reference.
(3) Filed as exhibit to Registrant's Registration Statement on Form SB-2 (File No 333-36620) and incorporated herein by reference.

ITEM 28.  UNDERTAKING.

         (a) The undersigned Company hereby undertakes:

                 (1) To file, during any period which offers or sales are being made, a post-effective amendment to this registration statements:

                       (i) To include any prospectus required by Section
                 10(a)(3) of the Securities Act of 1933;

                       (ii) To reflect in the prospectus any facts of events
                 arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                       (iii) To include any material information with respect to
                 the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for the liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange such indemnification is against public policy as expressed in the opinion of the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by director, officers or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for the filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 28, 2000.

                                                   ENTREPORT CORPORATION



                                   By:     /S/ William A. Shue
                                           -------------------------------------
                                           William A. Shue
                                           President, Chief Executive Officer
                                           and Chief Financial Officer


                                   By:     /S/ Ronald D. Suokko
                                           -------------------------------------
                                           Ronald D. Suokko
                                           Chief Accounting Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                SIGNATURE                    TITLE                  DATE
                ---------                    -----                  ----



     /s/ David J. D'Arcangelo          Chairman of the Board     July 28, 2000
     -------------------------
         David J. D'Arcangelo


     /s/ William A. Shue               Director                  July 28, 2000
     -------------------------
         William A. Shue


     /s/ Tony Acone                    Director                  July 28, 2000
     -------------------------
         Tony Acone


     /s/ Scott Lucas                   Director                  July 28, 2000
     -------------------------
         Scott Lucas